Pursuant to Rule 424(b)(7)
File Number 333-182515
Calculation of Registration Fee

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, Par Value $.01 per Share	2,160,521shares	$21.87	$47,250,594.30	$6,444.98
______________________________
(1) Estimated solely for purposes of calculating the registration fee in accordance with Rules 457(c) and 457(r) of the Securities Act of 1933, as amended, or the Securities Act, and based upon the average of the high and low sales price of a share of the Registrant’s common stock as reported by the New York Stock Exchange on December 13, 2012.
(2) Calculated pursuant to Rules 456(b), 457(c) and 457(r) of the Securities Act.

PROSPECTUS SUPPLEMENT
(To Prospectus Dated July 3, 2012)
2,160,521 Shares
CBL & Associates Properties, Inc.
Common Stock
(Par Value $.01 per Share)

The selling stockholders named on page S-30 of this Prospectus Supplement may offer and sell from time to time up to 2,160,521 shares of the common stock of CBL & Associates Properties, Inc. by using this Prospectus Supplement. Information about the selling stockholders and the times and manner in which they may offer and sell shares of our common stock using this Prospectus Supplement is described under the sections entitled “Selling Stockholders” and “Plan of Distribution” in this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with the accompanying Prospectus, and is qualified by reference to the accompanying Prospectus, except to the extent that the information presented or incorporated by reference herein supersedes the information contained in the accompanying Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the accompanying Prospectus, including any amendments or supplements thereto.

We will not receive any of the proceeds from the sale of these shares by the selling stockholders. We will pay all expenses associated with the registration of the shares of common stock offered by the selling stockholders pursuant to this Prospectus Supplement, subject to the reimbursement to us of certain expenses with respect to one selling stockholder as discussed herein.

Our common stock is listed on the New York Stock Exchange and traded under the symbol “CBL”. The last reported sale price of our common stock on the New York Stock Exchange on December 13, 2012, was $21.76 per share.

Investing in our common stock involves certain risks. See “Risk Factors” commencing on page S-6 of this Prospectus Supplement.
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
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The date of this Prospectus Supplement is December 14, 2012.

You should rely only on information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus is accurate as of any date other than the date of the respective documents.

This document is in two parts. The first part is the Prospectus Supplement, which describes the specific terms of this offering. The second part is the accompanying Prospectus, which gives more general information, some of which may not apply to this offering.

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CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION

This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. All statements other than statements of historical fact should be considered to be forward-looking statements.

Forward-looking statements can often be identified by the use of forward-looking terminology, such as “will,” “should,” “could,” “projects,” “goals,” “objectives,” “targets,” “predicts,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will be” and variations of these words and similar expressions. Any forward-looking statement speaks only as of the date on which it is made and is qualified in its entirety by reference to the factors discussed throughout this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, forward-looking statements are not guarantees of future performance or results and we can give no assurance that these expectations will be attained. It is possible that actual results may differ materially from those indicated by these forward-looking statements due to a variety of known and unknown risks and uncertainties. Some of the factors that could cause actual results to differ include, without limitation:

•	general industry, economic and business conditions;

•	interest rate fluctuations;

•	costs and availability of capital, and capital requirements;

•	costs and availability of real estate;

•	inability to consummate acquisition opportunities and other risks associated with acquisitions;

•	competition from other companies and retail formats;

•	changes in retail rental rates in our markets;

•	shifts in customer demands;

•	tenant bankruptcies or store closings;

•	changes in vacancy rates at our properties;

•	changes in operating expenses;

•	changes in applicable laws, rules and regulations; and

•
the ability to obtain suitable equity and/or debt financing and the continued availability of financing in the amounts and on the terms necessary to support our future refinancing requirements and business.

This list of risks and uncertainties, however, is only a summary and is not intended to be exhaustive. For a discussion of these and other factors that could cause actual results to differ from those contemplated in the forward-looking statements, please see the discussion under “Risk Factors,” beginning on page S-6 of this Prospectus Supplement and on page 4 of the accompanying Prospectus and under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011 filed on February 29, 2012, as amended by Amendment No. 1 thereto on Form 10-K/A filed with the Securities and Exchange Commission (“SEC”) on March 30, 2012 (as amended, our “2011 Annual Report”) and our Quarterly Reports on Form 10-Q for the quarterly periods ended (i) March 31, 2012, filed on May 10, 2012 (our “March 2012 Quarterly Report”), (ii) June 30, 2012 filed on August 9, 2012 (our “June 2012 Quarterly Report”) and (iii) September 30, 2012 filed on November 9, 2012 (our “September 2012 Quarterly Report”), which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and have been filed with the SEC, as well as other information contained in our publicly available filings with the SEC. We do not undertake to update any of these factors or to announce publicly any revisions to forward-looking statements, whether as a result of new information, future events or otherwise.

PROSPECTUS SUPPLEMENT SUMMARY

This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire Prospectus Supplement and the accompanying Prospectus carefully, including the matters discussed under the caption “Risk Factors” and the detailed information and financial statements included or incorporated by reference in this Prospectus Supplement. When used in this Prospectus Supplement, the terms “the Company,” “we,” “our” and “us,” except as otherwise indicated or as the context otherwise indicates, refer to CBL & Associates Properties, Inc. and its subsidiaries. The term “you” refers to a prospective investor.

Company Overview

We are a self-managed, self-administered, fully integrated real estate investment trust (“REIT”) that is engaged in the ownership, development, acquisition, leasing, management and operation of regional shopping malls, open-air centers, associated centers, community centers and office properties. We currently own interests in a portfolio of properties, consisting of enclosed regional malls, open-air centers (including one mixed-use center), associated centers (each of which is part of a regional shopping mall complex), community centers, office buildings (including our corporate office building), and joint venture investments in similar types of properties. We may also own from time to time shopping center properties that are under development or construction, as well as options to acquire certain shopping center development sites. Our shopping center properties are located in 27 states, but are primarily in the southeastern and midwestern United States. We have elected to be taxed as a REIT for federal income tax purposes.

We conduct substantially all of our business through CBL & Associates Limited Partnership (our “Operating Partnership”). We currently own an indirect majority interest in the Operating Partnership, and one of our wholly owned subsidiaries, CBL Holdings I, Inc., a Delaware corporation, is its sole general partner. To comply with certain technical requirements of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) applicable to REITs, our property management and development activities are carried out through CBL & Associates Management, Inc. (our “Management Company”). Our Operating Partnership owns 100% of the preferred and common stock of the Management Company.

In order for us to maintain our qualification as a REIT for federal income tax purposes, our amended and restated certificate of incorporation, as amended (the “Certificate of Incorporation”) provides for an ownership limit which generally prohibits, with certain exceptions, direct or constructive ownership by one person, as defined in our Certificate of Incorporation, of equity securities representing more than 6% of the combined total value of our outstanding equity securities.

We were organized on July 13, 1993 as a Delaware corporation to acquire substantially all of the real estate properties owned by our predecessor company, CBL & Associates, Inc., and its affiliates. Our principal executive offices are located at CBL Center, 2030 Hamilton Place Blvd., Suite 500, Chattanooga, Tennessee 37421-6000, and our telephone number is (423) 855‑0001. Our website can be found at cblproperties.com. The information contained on or connected to our website is not, and you must not consider the information to be, a part of this Prospectus Supplement or the accompanying Prospectus.

The Offering

Issuer	CBL & Associates Properties, Inc.
Common Stock Offered by the Selling Stockholders
243,458 shares of common stock, which we issued to four of the selling stockholders in exchange for common units of limited partnership interest in our Operating Partnership, and 1,917,063 shares of common stock which one selling stockholder, John N. Foy, received from CBL & Associates, Inc. (“CBL’s Predecessor”) in redemption of all of his equity stock in CBL’s Predecessor. See “Selling Stockholders” and “Plan of Distribution.”

Use of Proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”
Market Information for the Common Stock	New York Stock Exchange (NYSE) Symbol: CBL. On December 13, 2012, the last reported sale price of our common stock on the NYSE was $21.76 per share.
Risk Factors	Before investing in our common stock, you should carefully read and consider the information set forth in the “Risk Factors” section of this Prospectus Supplement, beginning on page S-6.
Plan of Distribution

The shares may be offered and sold from time to time in one or more transactions, in private or public transactions, on the NYSE, in the over-the-counter market, in negotiated transactions or otherwise, at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at negotiated prices, without consideration or by any other legally available means. Sales may be made directly or through brokers, dealers, agents or underwriters who may be compensated for their role in such transactions.

Any or all of the shares may be sold from time to time. Since the selling stockholders may ultimately sell all, a portion or none of the shares of common stock offered by means of this Prospectus Supplement from time to time after the date hereof, we cannot determine how many shares the selling stockholders will sell or how many shares the selling stockholders may retain upon completion of this offering. See “Selling Stockholders” and “Plan of Distribution.”

RISK FACTORS

Before you consider investing in our common stock, you should be aware that there are risks in making this investment. You should carefully consider these risk factors, which may adversely affect our business, financial condition, results of operations and cash flows, together with all of the information included or incorporated by reference in the accompanying Prospectus and in this Prospectus Supplement, before you decide to invest in our common stock.
RISKS RELATED TO REAL ESTATE INVESTMENTS
Real property investments are subject to various risks, many of which are beyond our control, that could cause declines in the operating revenues and/or the underlying value of one or more of our properties.
A number of factors may decrease the income generated by a retail shopping center property, including:

•
National, regional and local economic climates, which may be negatively impacted by loss of jobs, production slowdowns, adverse weather conditions, natural disasters, acts of violence, war or terrorism, declines in residential real estate activity and other factors which tend to reduce consumer spending on retail goods.

•
Adverse changes in levels of consumer spending, consumer confidence and seasonal spending (especially during the holiday season when many retailers generate a disproportionate amount of their annual profits).

•	Local real estate conditions, such as an oversupply of, or reduction in demand for, retail space or retail goods, and the availability and creditworthiness of current and prospective tenants.

•	Increased operating costs, such as increases in repairs and maintenance, real property taxes, utility rates and insurance premiums.

•
Delays or cost increases associated with the opening of new or renovated properties, due to higher than estimated construction costs, cost overruns, delays in receiving zoning, occupancy or other governmental approvals, lack of availability of materials and labor, weather conditions, and similar factors which may be outside our ability to control.

•	Perceptions by retailers or shoppers of the safety, convenience and attractiveness of the shopping center.

•	The willingness and ability of the shopping center’s owner to provide capable management and maintenance services.

•	The convenience and quality of competing retail properties and other retailing options, such as the internet.
In addition, other factors may adversely affect the value of our properties without affecting their current revenues, including:

•
Adverse changes in governmental regulations, such as local zoning and land use laws, environmental regulations or local tax structures that could inhibit our ability to proceed with development, expansion, or renovation activities that otherwise would be beneficial to our properties.

•	Potential environmental or other legal liabilities that reduce the amount of funds available to us for investment in our properties.

•
Any inability to obtain sufficient financing (including construction financing and permanent debt), or the inability to obtain such financing on commercially favorable terms, to fund repayment of maturing loans, new developments, acquisitions, and property expansions and renovations which otherwise would benefit our properties.

•	An environment of rising interest rates, which could negatively impact both the value of commercial real estate such as retail shopping centers and the overall retail climate.
Illiquidity of real estate investments could significantly affect our ability to respond to adverse changes in the performance of our properties and harm our financial condition.
Substantially all of our total consolidated assets consist of investments in real properties.  Because real estate investments are relatively illiquid, our ability to quickly sell one or more properties in our portfolio in response to changing economic, financial and investment conditions is limited.  The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand for space, that are beyond our control.  We cannot predict whether we will be able to sell any property for the price or on the terms we set, or whether any price or other terms offered by a prospective purchaser would be acceptable to us.  We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.  In addition, current economic and capital market conditions might make it more difficult for us to sell properties or might adversely affect the price we receive for properties that we do sell, as prospective buyers might experience increased costs of debt financing or other difficulties in obtaining debt financing.
Moreover, there are some limitations under federal income tax laws applicable to REITs that limit our ability to sell assets.  In addition, because our properties are generally mortgaged to secure our debts, we may not be able to obtain a release of a lien on a mortgaged property without the payment of the associated debt and/or a substantial prepayment penalty, which restricts our ability to dispose of a property, even though the sale might otherwise be desirable.  Furthermore, the number of prospective buyers interested in purchasing shopping centers is limited.  Therefore, if we want to sell one or more of our properties, we may not be able to dispose of it in the desired time period and may receive less consideration than we originally invested in the property.
Before a property can be sold, we may be required to make expenditures to correct defects or to make improvements.  We cannot assure you that we will have funds available to correct those defects or to make those improvements, and if we cannot do so, we might not be able to sell the property, or might be required to sell the property on unfavorable terms.  In acquiring a property, we might agree to provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as limitations on the amount of debt that can be placed or repaid on that property.  These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could adversely affect our financial condition and results of operations.
We may elect not to proceed with certain development or expansion projects once they have been undertaken, resulting in charges that could have a material adverse effect on our results of operations for the period in which the charge is taken.
We intend to pursue development and expansion activities as opportunities arise. In connection with any development or expansion, we will incur various risks, including the risk that development or expansion opportunities explored by us may be abandoned for various reasons including, but not limited to, credit disruptions that require the Company to conserve its cash until the capital markets stabilize or alternative credit or funding arrangements can be made.  Developments or expansions also include the risk that construction costs of a project may exceed original estimates, possibly making the project unprofitable. Other risks include the risk that we may not be able to refinance construction loans which are generally with full recourse to us, the risk that occupancy rates and rents at a completed project will not meet projections and will be insufficient to make the project profitable, and the risk that we will not be able to obtain anchor, mortgage lender and property partner approvals for certain expansion activities.
When we elect not to proceed with a development opportunity, the development costs ordinarily are charged against income for the then-current period. Any such charge could have a material adverse effect on our results of operations for the period in which the charge is taken.
Certain of our properties are subject to ownership interests held by third parties, whose interests may conflict with ours and thereby constrain us from taking actions concerning these properties which otherwise would be in the best interests of the Company and our stockholders.
As of September 30, 2012, we owned partial interests in 27 malls, 11 associated centers, eight community centers and eight office buildings. We manage all but six of these properties.  Governor’s Square, Governor’s Plaza, Kentucky Oaks, The Outlet Shoppes at Oklahoma City, The Outlet Shoppes at El Paso, and The Outlet Shoppes at Gettysburg are all owned by joint ventures and are managed by a property manager that is affiliated with the third party partner.  The property manager performs the property management and leasing services for these six properties and receives a fee for its services. The managing partner of the properties controls the cash flow distributions, although our approval is required for certain major decisions.
Where we serve as managing general partner (or equivalent) of the entities that own our properties, we may have certain fiduciary responsibilities to the other owners of those entities. In certain cases, the approval or consent of the other owners is required before we may sell, finance, expand or make other significant changes in the operations of such properties. To the extent such approvals or consents are required, we may experience difficulty in, or may be prevented from, implementing our plans with respect to expansion, development, financing or other similar transactions with respect to such properties.
With respect to those properties for which we do not serve as managing general partner (or equivalent), we do not have day-to-day operational control or control over certain major decisions, including leasing and the timing and amount of distributions, which could result in decisions by the managing entity that do not fully reflect our interests. This includes decisions relating to the requirements that we must satisfy in order to maintain our status as a REIT for tax purposes. However, decisions relating to sales, expansion and disposition of all or substantially all of the assets and financings are subject to approval by the Operating Partnership.
Bankruptcy of joint venture partners could impose delays and costs on us with respect to the jointly owned retail properties.
In addition to the possible effects on our joint ventures of a bankruptcy filing by us, the bankruptcy of one of the other investors in any of our jointly owned shopping centers could materially and adversely affect the relevant property or properties.  Under the bankruptcy laws, we would be precluded from taking some actions affecting the estate of the other investor without prior approval of the bankruptcy court, which would, in most cases, entail prior notice to other parties and a hearing in the bankruptcy court.  At a minimum, the requirement to obtain court approval may delay the actions we would or might want to take.  If the relevant joint venture through which we have invested in a property has incurred recourse obligations, the discharge in bankruptcy of one of the other investors might result in our ultimate liability for a greater portion of those obligations than we would otherwise bear.
We may incur significant costs related to compliance with environmental laws, which could have a material adverse effect on our results of operations, cash flows and the funds available to us to pay dividends.
Under various federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real estate may be liable for the costs of removal or remediation of petroleum, certain hazardous or toxic substances on, under or in such real estate. Such laws typically impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such substances. The costs of remediation or removal of such substances may be substantial. The presence of such substances, or the failure to promptly remove or remediate such substances, may adversely affect the owner’s or operator’s ability to lease or sell such real estate or to borrow using such real estate as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, regardless of whether such facility is owned or operated by such person. Certain laws also impose requirements on conditions and activities that may affect the environment or the impact of the environment on human health. Failure to comply with such requirements could result in the imposition of monetary penalties (in addition to the costs to achieve compliance) and potential liabilities to third parties. Among other things, certain laws require abatement or removal of friable and certain non-friable asbestos-containing materials in the event of demolition or certain renovations or remodeling. Certain laws regarding asbestos-containing materials require building owners and lessees, among other things, to notify and train certain employees working in areas known or presumed to contain asbestos-containing materials. Certain laws also impose liability for release of asbestos-containing materials into the air and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with asbestos-containing materials. In connection with the ownership and operation of properties, we may be potentially liable for all or a portion of such costs or claims.
All of our properties (but not properties for which we hold an option to purchase but do not yet own) have been subject to Phase I environmental assessments or updates of existing Phase I environmental assessments. Such assessments generally consisted of a visual inspection of the properties, review of federal and state environmental databases and certain information regarding historic uses of the property and adjacent areas and the preparation and issuance of written reports. Some of the properties contain, or contained, underground storage tanks used for storing petroleum products or wastes typically associated with automobile service or other operations conducted at the properties. Certain properties contain, or contained, dry-cleaning establishments utilizing solvents. Where believed to be warranted, samplings of building materials or subsurface investigations were undertaken. At certain properties, where warranted by the conditions, we have developed and implemented an operations and maintenance program that establishes operating procedures with respect to asbestos-containing materials. The cost associated with the development and implementation of such programs was not material. We have also obtained environmental insurance coverage at certain of our properties.
We believe that our properties are in compliance in all material respects with all federal, state and local ordinances and regulations regarding the handling, discharge and emission of hazardous or toxic substances. As of September 30, 2012, we have recorded in our financial statements a liability of $3.1 million related to potential future asbestos abatement activities at our properties which are not expected to have a material impact on our financial condition or results of operations. We have not been notified by any governmental authority, and are not otherwise aware, of any material noncompliance, liability or claim relating to hazardous or toxic substances in connection with any of our present or former properties. Therefore, we have not recorded any liability related to hazardous or toxic substances. Nevertheless, it is possible that the environmental assessments available to us do not reveal all potential environmental liabilities. It is also possible that subsequent investigations will identify material contamination, that adverse environmental conditions have arisen subsequent to the performance of the environmental assessments, or that there are material environmental liabilities of which management is unaware. Moreover, no assurances can be given that (i) future laws, ordinances or regulations will not impose any material environmental liability or (ii) the current environmental condition of the properties has not been or will not be affected by tenants and occupants of the properties, by the condition of properties in the vicinity of the properties or by third parties unrelated to us, the Operating Partnership or the relevant property’s partnership.
Possible terrorist activity or other acts of violence could adversely affect our financial condition and results of operations.
Future terrorist attacks in the United States, and other acts of violence, including terrorism or war, might result in declining consumer confidence and spending, which could harm the demand for goods and services offered by our tenants and the values of our properties, and might adversely affect an investment in our securities.  A decrease in retail demand could make it difficult for us to renew or re-lease our properties at lease rates equal to or above historical rates and, to the extent our tenants are affected, could adversely affect their ability to continue to meet obligations under their existing leases.  Terrorist activities also could directly affect the value of our properties through damage, destruction or loss.  Furthermore, terrorist acts might result in increased volatility in national and international financial markets, which could limit our access to capital or increase our cost of obtaining capital.
RISKS RELATED TO OUR BUSINESS AND THE MARKET FOR OUR STOCK
Declines in economic conditions, including increased volatility in the capital and credit markets, could adversely affect our business, results of operations and financial condition.
An economic recession can result in extreme volatility and disruption of our capital and credit markets.  The resulting economic environment may be affected by dramatic declines in the stock and housing markets, increases in foreclosures, unemployment and costs of living, as well as limited access to credit.  This economic situation can, and most often will, impact consumer spending levels, which can result in decreased revenues for our tenants and related decreases in the values of our properties.  A sustained economic downward trend could impact our tenants’ ability to meet their lease obligations due to poor operating results, lack of liquidity, bankruptcy or other reasons.  Our ability to lease space and negotiate rents at advantageous rates could also be affected in this type of economic environment.  Additionally, access to capital and credit markets could be disrupted over an extended period, which may make it difficult to obtain the financing we may need for future growth and/or to meet our debt service obligations as they mature.  Any of these events could harm our business, results of operations and financial condition.
Any future common stock offerings and common stock dividends may result in dilution of our common stock.
We are not restricted by our organizational documents, contractual arrangements or otherwise from issuing additional common stock, including any securities that are convertible into or exchangeable or exercisable for, or that represent the right to receive, common stock or any substantially similar securities in the future.  Future sales or issuances of substantial amounts of our common stock may be at prices below the then-current market price of our common stock and may adversely impact the market price of our common stock.  Additionally, the market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after a common stock offering or the perception that such sales could occur.
The market price of our common stock or other securities may fluctuate significantly.
The market price of our common stock or other securities may fluctuate significantly in response to many factors, including:

•	actual or anticipated variations in our operating results, funds from operations, cash flows or liquidity;

•	changes in our earnings estimates or those of analysts;

•	changes in our dividend policy;

•	impairment charges affecting the carrying value of one or more of our properties or other assets;

•	publication of research reports about us, the retail industry or the real estate industry generally;

•	increases in market interest rates that lead purchasers of our securities to seek higher dividend or interest rate yields;

•	changes in market valuations of similar companies;

•
adverse market reaction to the amount of our outstanding debt at any time, the amount of our maturing debt in the near and medium term and our ability to refinance such debt and the terms thereof or our plans to incur additional debt in the future;

•	additions or departures of key management personnel;

•	actions by institutional security holders;

•	proposed or adopted regulatory or legislative changes or developments;

•	speculation in the press or investment community;

•	the occurrence of any of the other risk factors included in, or incorporated by reference in, this report; and

•	general market and economic conditions.
Many of the factors listed above are beyond our control.  Those factors may cause the market price of our common stock or other securities to decline significantly, regardless of our financial performance and condition and prospects.  It is impossible to provide any assurance that the market price of our common stock or other securities will not fall in the future, and it may be difficult for holders to sell such securities at prices they find attractive, or at all.

The issuance of additional preferred stock may adversely affect the earnings per share available to common shareholders and amounts available to common shareholders for payments of dividends.
On October 5, 2012, we completed an underwritten public equity offering (the “Series E Offering”) of 6,900,000 depositary shares, each representing 1/10th of a share of our 6.625% Series E Cumulative Redeemable Preferred Stock, having a liquidation preference of $25.00 per depositary share (our “Series E Preferred Stock”). We used approximately $115.9 million of the $166.6 million in net proceeds received from this offering to redeem all of our outstanding 7.75% Series C Cumulative Redeemable Preferred Stock, including accrued and unpaid dividends, as of November 5, 2012, with the remaining net proceeds being applied to reduce outstanding balances on our lines of credit. We have the option to redeem all or a portion of the depositary shares offered hereby at any time on or after October 5, 2017, at $25.00 per depositary share, plus all accrued and unpaid dividends to, but not including, the date of redemption. We also have the option to redeem all or a portion of the depositary shares at any time under circumstances intended to preserve our status as a real estate investment trust for federal and/or state income tax purposes. In addition, upon the occurrence of a Change of Control (as defined on page S-26 of this Prospectus Supplement), we may, at our option, redeem all or a portion of the depositary shares, within 120 days after the first date on which such Change of Control occurred, at $25.00 per depositary share plus all accrued and unpaid dividends to, but not including, the date of redemption. These 6,900,000 depositary shares will accrue dividends totaling approximately $11.4 million annually, decreasing earnings per share available to our common shareholders and the amounts available to our common shareholders for dividend payments.
We are not restricted by our organizational documents, contractual arrangements or otherwise from issuing additional preferred shares, including any securities that are convertible into or exchangeable or exercisable for, or that represent the right to receive, preferred stock or any substantially similar securities in the future.
Competition could adversely affect the revenues generated by our properties, resulting in a reduction in funds available for distribution to our stockholders.
There are numerous shopping facilities that compete with our properties in attracting retailers to lease space. In addition, retailers at our properties face competition for customers from:

•	discount shopping centers;

•	outlet malls;

•	wholesale clubs;

•	direct mail;

•	television shopping networks; and

•	shopping via the internet.
Each of these competitive factors could adversely affect the amount of rents and tenant reimbursements that we are able to collect from our tenants, thereby reducing our revenues and the funds available for distribution to our stockholders.
We compete with many commercial developers, real estate companies and major retailers for prime development locations and for tenants.  New regional malls or other retail shopping centers with more convenient locations or better rents may attract tenants or cause them to seek more favorable lease terms at, or prior to, renewal.

Increased operating expenses and decreased occupancy rates may not allow us to recover the majority of our common area maintenance (CAM) and other operating expenses from our tenants, which could adversely affect our financial position, results of operations and funds available for future distributions.
Energy costs, repairs, maintenance and capital improvements to common areas of our properties, janitorial services, administrative, property and liability insurance costs and security costs are typically allocable to our properties’ tenants.  Our lease agreements typically provide that the tenant is liable for a portion of the CAM and other operating expenses.  While historically our lease agreements provided for variable CAM provisions, the majority of our current leases require an equal periodic tenant reimbursement amount for our cost recoveries which serves to fix our tenants’ CAM contributions to us.  In these cases, a tenant will pay a single specified rent amount, or a set expense reimbursement amount, subject to annual increases, regardless of the actual amount of operating expenses.  The tenant’s payment remains the same regardless of whether operating expenses increase or decrease, causing us to be responsible for any excess amounts or to benefit from any declines.  As a result, the CAM and tenant reimbursements that we receive may or may not allow us to recover a substantial portion of these operating costs.
Additionally, in the event that our properties are not fully occupied, we would be required to pay the portion of any operating, redevelopment or renovation expenses allocable to the vacant space(s) that would otherwise typically be paid by the residing tenant(s).
The loss of one or more significant tenants, due to bankruptcies or as a result of consolidations in the retail industry, could adversely affect both the operating revenues and value of our properties.
Regional malls are typically anchored by well-known department stores and other significant tenants who generate shopping traffic at the mall. A decision by an anchor tenant or other significant tenant to cease operations at one or more properties could have a material adverse effect on those properties and, by extension, on our financial condition and results of operations. The closing of an anchor or other significant tenant may allow other anchors and/or tenants at an affected property to terminate their leases, to seek rent relief and/or cease operating their stores or otherwise adversely affect occupancy at the property. In addition, key tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies in the retail industry. The bankruptcy and/or closure of one or more significant tenants, if we are not able to successfully re-tenant the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved, reducing the likelihood that we would be able to sell the properties if we decided to do so, or we may be required to incur redevelopment costs in order to successfully obtain new anchors or other significant tenants when such vacancies exist.
Our properties may be subject to impairment charges which can adversely affect our financial results.
We periodically evaluate long-lived assets to determine if there has been any impairment in their carrying values and record impairment losses if the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts or if there are other indicators of impairment.  If it is determined that an impairment has occurred, the amount of the impairment charge is equal to the excess of the asset’s carrying value over its estimated fair value, which could have a material adverse effect on our financial results in the accounting period in which the adjustment is made.  Our estimates of undiscounted cash flows expected to be generated by each property are based on a number of assumptions such as leasing expectations, operating budgets, estimated useful lives, future maintenance expenditures, intent to hold for use and capitalization rates.  These assumptions are subject to economic and market uncertainties including, but not limited to, demand for space, competition for tenants, changes in market rental rates and costs to operate each property. As these factors are difficult to predict and are subject to future events that may alter our assumptions, the future cash flows estimated in our impairment analyses may not be achieved.
Inflation or deflation may adversely affect our financial condition and results of operations.
Increased inflation could have a pronounced negative impact on our mortgage and debt interest and general and administrative expenses, as these costs could increase at a rate higher than our rents.  Also, inflation may adversely affect tenant leases with stated rent increases, which could be lower than the increase in inflation at any given time. Inflation could also have an adverse effect on consumer spending which could impact our tenants' sales and, in turn, our percentage rents, where applicable.
Deflation can result in a decline in general price levels, often caused by a decrease in the supply of money or credit.  The predominant effects of deflation are high unemployment, credit contraction and weakened consumer demand.  Restricted lending practices could impact our ability to obtain financings or refinancings for our properties and our tenants’ ability to obtain credit.  Decreases in consumer demand can have a direct impact on our tenants and the rents we receive.
Certain agreements with prior owners of properties that we have acquired may inhibit our ability to enter into future sale or refinancing transactions affecting such properties, which otherwise would be in the best interests of the Company and our stockholders.
Certain properties that we originally acquired from third parties had unrealized gain attributable to the difference between the fair market value of such properties and the third parties’ adjusted tax basis in the properties immediately prior to their contribution of such properties to the Operating Partnership pursuant to our acquisition. For this reason, a taxable sale by us of any of such properties, or a significant reduction in the debt encumbering such properties, could result in adverse tax consequences to the third parties who contributed these properties in exchange for interests in the Operating Partnership. Under the terms of these transactions, we have generally agreed that we either will not sell or refinance such an acquired property for a number of years in any transaction that would trigger adverse tax consequences for the parties from whom we acquired such property, or else we will reimburse such parties for all or a portion of the additional taxes they are required to pay as a result of the transaction. Accordingly, these agreements may cause us not to engage in future sale or refinancing transactions affecting such properties which otherwise would be in the best interests of the Company and our stockholders, or may increase the costs to us of engaging in such transactions.
Uninsured losses could adversely affect our financial condition, and in the future our insurance may not include coverage for acts of terrorism.
We carry a comprehensive blanket policy for general liability, property casualty (including fire, earthquake and flood) and rental loss covering all of the properties, with specifications and insured limits customarily carried for similar properties. However, even insured losses could result in a serious disruption to our business and delay our receipt of revenue.  Furthermore, there are some types of losses, including lease and other contract claims, as well as some types of environmental losses, that generally are not insured or are not economically insurable.  If an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenues from the property.  If this happens, we, or the applicable property’s partnership, may still remain obligated for any mortgage debt or other financial obligations related to the property.
The general liability and property casualty insurance policies on our properties currently include coverage for losses resulting from acts of terrorism, whether foreign or domestic. While we believe that the properties are adequately insured in accordance with industry standards, the cost of general liability and property casualty insurance policies that include coverage for acts of terrorism has risen significantly subsequent to September 11, 2001. The cost of coverage for acts of terrorism is currently mitigated by the Terrorism Risk Insurance Act (“TRIA”). If TRIA is not extended beyond its current expiration date of December 31, 2014, we may incur higher insurance costs and greater difficulty in obtaining insurance that covers terrorist-related damages. Our tenants may also experience similar difficulties.
RISKS RELATED TO DEBT AND FINANCIAL MARKETS
A deterioration of the capital and credit markets could adversely affect our ability to access funds and the capital needed to refinance debt or obtain new debt.
We are significantly dependent upon external financing to fund the growth of our business and ensure that we meet our debt servicing requirements. Our access to financing depends on the willingness of lending institutions to grant credit to us and conditions in the capital markets in general.  An economic recession may cause extreme volatility and disruption in the capital and credit markets.  We rely upon our largest credit facilities as sources of funding for numerous transactions.   Our access to these funds is dependent upon the ability of each of the participants to the credit facilities to meet their funding commitments.  When markets are volatile, access to capital and credit markets could be disrupted over an extended period of time and many financial institutions may not have the available capital to meet their previous commitments.  The failure of one or more significant participants to our credit facilities to meet their funding commitments could have an adverse effect on our financial condition and results of operations.  This may make it difficult to obtain the financing we may need for future growth and/or to meet our debt service obligations as they mature.  Although we have successfully obtained debt for refinancings of our maturing debt, acquisitions and the construction of new developments in the past, we cannot make any assurances as to whether we will be able to obtain debt in the future, or that the financing options available to us will be on favorable or acceptable terms.
Our indebtedness is substantial and could impair our ability to obtain additional financing.
At September 30, 2012, our total share of consolidated and unconsolidated debt outstanding was approximately $5,430.8 million, which represented approximately 54.0% of our total market capitalization at that time, and our total share of consolidated and unconsolidated debt maturing in 2012, 2013 and 2014, giving effect to all maturity extensions that are available at our election, was approximately $180.5 million, $645.0 million and $409.0 million, respectively.
On a pro forma basis as of September 30, 2012, after giving effect to the Series E Offering and the use of proceeds from that offering as described above, our total share of consolidated and unconsolidated debt would have been approximately $5,380.0 million. As of such date, and giving effect to the Series E Offering, our total share of consolidated and unconsolidated debt maturing in 2012, 2013 and 2014, giving effect to all maturity extensions that are available at our election, would have been approximately $180.5 million, $645.0 million and $358.2 million, respectively.

Our significant leverage could have important consequences.  For example, it could:

•	result in the acceleration of a significant amount of debt for non-compliance with the terms of such debt or, if such debt contains cross-default or cross-acceleration provisions, other debt;

•	result in the loss of assets due to foreclosure or sale on unfavorable terms, which could create taxable income without accompanying cash proceeds;

•	materially impair our ability to borrow unused amounts under existing financing arrangements or to obtain additional financing or refinancing on favorable terms or at all;

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require us to dedicate a substantial portion of our cash flow to paying principal and interest on our indebtedness, reducing the cash flow available to fund our business, to pay dividends, including those necessary to maintain our REIT qualification, or to use for other purposes;

•	increase our vulnerability to an economic downturn;

•	limit our ability to withstand competitive pressures; or

•	reduce our flexibility to respond to changing business and economic conditions.

If any of the foregoing occurs, our business, financial condition, liquidity, results of operations and prospects could be materially and adversely affected, and the trading price of our common stock or other securities could decline significantly.
Rising interest rates could both increase our borrowing costs, thereby adversely affecting our cash flows and the amounts available for distributions to our stockholders, and decrease our stock price, if investors seek higher yields through other investments.
An environment of rising interest rates could lead holders of our securities to seek higher yields through other investments, which could adversely affect the market price of our stock. One of the factors that may influence the price of our stock in public markets is the annual distribution rate we pay as compared with the yields on alternative investments. Numerous other factors, such as governmental regulatory action and tax laws, could have a significant impact on the future market price of our stock. In addition, increases in market interest rates could result in increased borrowing costs for us, which may adversely affect our cash flow and the amounts available for distributions to our stockholders.
As of September 30, 2012, our total share of consolidated and unconsolidated variable rate debt was $1,008.8 million.  Increases in interest rates will increase our cash interest payments on the variable rate debt we have outstanding from time to time.  If we do not have sufficient cash flow from operations, we might not be able to make all required payments of principal and interest on our debt, which could result in a default or have a material adverse effect on our financial condition and results of operations, and which might adversely affect our cash flow and our ability to make distributions to shareholders.  These significant debt payment obligations might also require us to use a significant portion of our cash flow from operations to make interest and principal payments on our debt rather than for other purposes such as working capital, capital expenditures or distributions on our common equity.

Certain of our credit facilities, the loss of which could have a material, adverse impact on our financial condition and results of operations, are conditioned upon the Operating Partnership continuing to be managed by certain members of its current senior management and by such members of senior management continuing to own a significant direct or indirect equity interest in the Operating Partnership.
Certain of the Operating Partnership’s lines of credit are conditioned upon the Operating Partnership continuing to be managed by certain members of its current senior management and by such members of senior management continuing to own a significant direct or indirect equity interest in the Operating Partnership (including both units of limited partnership in the Operating Partnership and shares of our common stock owned by such members of senior management). If the failure of one or more of these conditions resulted in the loss of these credit facilities and we were unable to obtain suitable replacement financing, such loss could have a material, adverse impact on our financial position and results of operations.
Our hedging arrangements might not be successful in limiting our risk exposure, and we might be required to incur expenses in connection with these arrangements or their termination that could harm our results of operations or financial condition.
From time to time, we use interest rate hedging arrangements to manage our exposure to interest rate volatility, but these arrangements might expose us to additional risks, such as requiring that we fund our contractual payment obligations under such arrangements in relatively large amounts or on short notice.  Developing an effective interest rate risk strategy is complex, and no strategy can completely insulate us from risks associated with interest rate fluctuations.  We cannot assure you that our hedging activities will have a positive impact on our results of operations or financial condition.  We might be subject to additional costs, such as transaction fees or breakage costs, if we terminate these arrangements.  In addition, although our interest rate risk management policy establishes minimum credit ratings for counterparties, this does not eliminate the risk that a counterparty might fail to honor its obligations, particularly given current market conditions.
The covenants in our credit facilities might adversely affect us.
Our credit facilities require us to satisfy certain affirmative and negative covenants and to meet numerous financial tests.  The financial covenants under the credit facilities require, among other things, that our Debt to Gross Asset Value ratio, as defined in the agreements to our credit facilities, be less than 65%, that our Interest Coverage ratio, as defined, be greater than 1.75, and that our Debt Service Coverage ratio, as defined, be greater than 1.50.  Compliance with each of these ratios is dependent upon our financial performance.  The Debt to Gross Asset Value ratio is based, in part, on applying a capitalization rate to our earnings before income taxes, depreciation and amortization (“EBITDA”), as defined in the agreements to our credit facilities.  Based on this calculation method, decreases in EBITDA would result in an increased Debt to Gross Asset Value ratio, although overall debt levels remain constant.  As of September 30, 2012, the Debt to Gross Asset Value ratio was 52.5% and we believe we were in compliance with all other covenants related to our credit facilities. Based on a rolling twelve months, our interest coverage ratio was 2.59x and our debt service coverage ratio was 2.00x.

RISKS RELATED TO GEOGRAPHIC CONCENTRATIONS
Since our properties are located principally in the Southeastern and Midwestern United States, our financial position, results of operations and funds available for distribution to shareholders are subject generally to economic conditions in these regions.
Our properties are located principally in the southeastern and midwestern United States. Our properties located in the southeastern United States accounted for approximately 48.2% of our total revenues from all properties for the nine months ended September 30, 2012 and currently include 43 malls, 20 associated centers, seven community centers and 18 office buildings. Our properties located in the midwestern United States accounted for approximately 31.1% of our total revenues from all properties for the nine months ended September 30, 2012 and currently include 27 malls and four associated centers. Our results of operations and funds available for distribution to shareholders therefore will be subject generally to economic conditions in the southeastern and midwestern United States. While we already have properties located in seven states across the southwestern, northeastern and western regions, we will continue to look for opportunities to geographically diversify our portfolio in order to minimize dependency on any particular region; however, the expansion of the portfolio through both acquisitions and developments is contingent on many factors including consumer demand, competition and economic conditions.
Our financial position, results of operations and funds available for distribution to shareholders could be adversely affected by any economic downturn affecting the operating results at our properties in the St. Louis, MO; Chattanooga, TN; Madison, WI; Lexington, KY; and Nashville, TN metropolitan areas, which are our five largest markets.
Our properties located in the St. Louis, MO; Chattanooga, TN; Madison, WI; Lexington, KY; and Nashville, TN metropolitan areas accounted for approximately 8.2%, 3.7%, 3.2%, 2.8% and 2.7%, respectively, of our total revenues for the nine months ended September 30, 2012. No other market accounted for more than 2.6% of our total revenues for the nine months ended September 30, 2012. Our financial position and results of operations will therefore be affected by the results experienced at properties located in these metropolitan areas.
RISKS RELATED TO INTERNATIONAL INVESTMENTS
Ownership interests in investments or joint ventures outside the United States present numerous risks that differ from those of our domestic investments.
International development and ownership activities yield additional risks that differ from those related to our domestic properties and operations.  These additional risks include, but are not limited to:

•	Impact of adverse changes in exchange rates of foreign currencies;

•	Difficulties in the repatriation of cash and earnings;

•	Differences in managerial styles and customs;

•	Changes in applicable laws and regulations in the United States that affect foreign operations;

•	Changes in foreign political, legal and economic environments; and

•	Differences in lending practices.

Our international activities are currently limited in their scope.  We have an investment in a mall operating and real estate development company in China that is immaterial to our consolidated financial position.  However, should our investments in international joint ventures or other international developments grow, these additional risks could increase in significance and adversely affect our results of operations.
RISKS RELATED TO DIVIDENDS
We may change the dividend policy for our common stock in the future.
Depending upon our liquidity needs, we reserve the right to pay any or all of a dividend in a combination of cash and shares of common stock, in accordance with applicable revenue procedures of the IRS.  In the event that we pay a portion of our dividends in shares of our common stock pursuant to such procedures, taxable U.S. stockholders would be required to pay tax on the entire amount of the dividend, including the portion paid in shares of common stock, in which case such stockholders may have to use cash from other sources to pay such tax.  If a U.S. stockholder sells the common stock it receives as a dividend in order to pay its taxes, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common stock at the time of the sale.  Furthermore, with respect to non-U.S. stockholders, we may be required to withhold federal tax with respect to our dividends, including dividends that are paid in common stock.  In addition, if a significant number of our stockholders sell shares of our common stock in order to pay taxes owed on dividends, such sales would put downward pressure on the market price of our common stock.
The decision to declare and pay dividends on our common stock in the future, as well as the timing, amount and composition of any such future dividends, will be at the sole discretion of our Board of Directors and will depend on our earnings, taxable income, funds from operations, liquidity, financial condition, capital requirements, contractual prohibitions or other limitations under our indebtedness and preferred stock, the annual distribution requirements under the REIT provisions of the Internal Revenue Code, Delaware law and such other factors as our Board of Directors deems relevant.  Any dividends payable will be determined by our Board of Directors based upon the circumstances at the time of declaration.  Any change in our dividend policy could have a material adverse effect on the market price of our common stock.
Since we conduct substantially all of our operations through our Operating Partnership, our ability to pay dividends on our common and preferred stock depends on the distributions we receive from our Operating Partnership.
Because we conduct substantially all of our operations through our Operating Partnership, our ability to pay dividends on our common and preferred stock will depend almost entirely on payments and distributions we receive on our interests in our Operating Partnership. Additionally, the terms of some of the debt to which our Operating Partnership is a party may limit its ability to make some types of payments and other distributions to us. This in turn may limit our ability to make some types of payments, including payment of dividends to our stockholders, unless we meet certain financial tests. As a result, if our Operating Partnership fails to pay distributions to us, we generally will not be able to pay dividends to our stockholders for one or more dividend periods.

RISKS RELATED TO FEDERAL INCOME TAX LAWS
We conduct a portion of our business through taxable REIT subsidiaries, which are subject to certain tax risks.
We have established several taxable REIT subsidiaries including our Management Company.  Despite our qualification as a REIT, our taxable REIT subsidiaries must pay income tax on their taxable income.  In addition, we must comply with various tests to continue to qualify as a REIT for federal income tax purposes, and our income from and investments in our taxable REIT subsidiaries generally do not constitute permissible income and investments for these tests.  While we will attempt to ensure that our dealings with our taxable REIT subsidiaries will not adversely affect our REIT qualification, we cannot provide assurance that we will successfully achieve that result.  Furthermore, we may be subject to a 100% penalty tax, or our taxable REIT subsidiaries may be denied deductions, to the extent our dealings with our taxable REIT subsidiaries are not deemed to be arm’s length in nature.
If we fail to qualify as a REIT in any taxable year, our funds available for distribution to stockholders will be reduced.
We intend to continue to operate so as to qualify as a REIT under the Internal Revenue Code. Although we believe that we are organized and operate in such a manner, no assurance can be given that we currently qualify and in the future will continue to qualify as a REIT. Such qualification involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify. In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification or its corresponding federal income tax consequences. Any such change could have a retroactive effect.
If in any taxable year we were to fail to qualify as a REIT, we would not be allowed a deduction for distributions to stockholders in computing our taxable income and we would be subject to federal income tax on our taxable income at regular corporate rates. Unless entitled to relief under certain statutory provisions, we also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, the funds available for distribution to our stockholders would be reduced for each of the years involved. This would likely have a significant adverse effect on the value of our securities and our ability to raise additional capital. In addition, we would no longer be required to make distributions to our stockholders. We currently intend to operate in a manner designed to qualify as a REIT. However, it is possible that future economic, market, legal, tax or other considerations may cause our Board of Directors, with the consent of a majority of our stockholders, to revoke the REIT election.
Any issuance or transfer of our capital stock to any person in excess of the applicable limits on ownership necessary to maintain our status as a REIT would be deemed void ab initio, and those shares would automatically be transferred to a non-affiliated charitable trust.
To maintain our status as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) at any time during the last half of a taxable year. Our Certificate of Incorporation generally prohibits ownership of more than 6% of the outstanding shares of our capital stock by any single stockholder determined by vote, value or number of shares (other than Charles Lebovitz, Executive Chairman of our Board of Directors and our former Chief Executive Officer, David Jacobs, Richard Jacobs and their affiliates under the Internal Revenue Code’s attribution rules). The affirmative vote of 66 2/3% of our outstanding voting stock is required to amend this provision.
Our Board of Directors may, subject to certain conditions, waive the applicable ownership limit upon receipt of a ruling from the IRS or an opinion of counsel to the effect that such ownership will not jeopardize our status as a REIT. Absent any such waiver, however, any issuance or transfer of our capital stock to any person in excess of the applicable ownership limit or any issuance or transfer of shares of such stock which would cause us to be beneficially owned by fewer than 100 persons, will be null and void and the intended transferee will acquire no rights to the stock. Instead, such issuance or transfer with respect to that number of shares that would be owned by the transferee in excess of the ownership limit provision would be deemed void ab initio and those shares would automatically be transferred to a trust for the exclusive benefit of a charitable beneficiary to be designated by us, with a trustee designated by us, but who would not be affiliated with us or with the prohibited owner. Any acquisition of our capital stock and continued holding or ownership of our capital stock constitutes, under our Certificate of Incorporation, a continuous representation of compliance with the applicable ownership limit.
In order to maintain our status as a REIT and avoid the imposition of certain additional taxes under the Internal Revenue Code, we must satisfy minimum requirements for distributions to shareholders, which may limit the amount of cash we might otherwise have been able to retain for use in growing our business.
To maintain our status as a REIT under the Internal Revenue Code, we generally will be required each year to distribute to our stockholders at least 90% of our taxable income after certain adjustments. However, to the extent that we do not distribute all of our net capital gains or distribute at least 90% but less than 100% of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates, as the case may be. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by us during each calendar year are less than the sum of 85% of our ordinary income for such calendar year, 95% of our capital gain net income for the calendar year and any amount of such income that was not distributed in prior years. In the case of property acquisitions, including our initial formation, where individual properties are contributed to our Operating Partnership for Operating Partnership units, we have assumed the tax basis and depreciation schedules of the entities’ contributing properties. The relatively low tax basis of such contributed properties may have the effect of increasing the cash amounts we are required to distribute as dividends, thereby potentially limiting the amount of cash we might otherwise have been able to retain for use in growing our business. This low tax basis may also have the effect of reducing or eliminating the portion of distributions made by us that are treated as a non-taxable return of capital.
Complying with REIT requirements might cause us to forego otherwise attractive opportunities.
In order to qualify as a REIT for U.S. federal income tax purposes, we must satisfy tests concerning, among other things, our sources of income, the nature of our assets, the amounts we distribute to our shareholders and the ownership of our stock.  We may also be required to make distributions to our shareholders at disadvantageous times or when we do not have funds readily available for distribution.  Thus, compliance with REIT requirements may cause us to forego opportunities we would otherwise pursue.  In addition, the REIT provisions of the Internal Revenue Code impose a 100% tax on income from “prohibited transactions.”  “Prohibited transactions” generally include sales of assets that constitute inventory or other property held for sale in the ordinary course of business, other than foreclosure property.  This 100% tax could impact our desire to sell assets and other investments at otherwise opportune times if we believe such sales could be considered “prohibited transactions.”
Our holding company structure makes us dependent on distributions from the Operating Partnership.
Because we conduct our operations through the Operating Partnership, our ability to service our debt obligations and pay dividends to our shareholders is strictly dependent upon the earnings and cash flows of the Operating Partnership and the ability of the Operating Partnership to make distributions to us.  Under the Delaware Revised Uniform Limited Partnership Act, the Operating Partnership is prohibited from making any distribution to us to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the Operating Partnership (other than some non-recourse liabilities and some liabilities to the partners) exceed the fair value of the assets of the Operating Partnership.  Additionally, the terms of some of the debt to which our Operating Partnership is a party may limit its ability to make some types of payments and other distributions to us.  This in turn may limit our ability to make some types of payments, including payment of dividends on our outstanding capital stock, unless we meet certain financial tests or such payments or dividends are required to maintain our qualification as a REIT or to avoid the imposition of any federal income or excise tax on undistributed income.  Any inability to make cash distributions from the Operating Partnership could jeopardize our ability to pay dividends on our outstanding shares of capital stock and to maintain qualification as a REIT.
RISKS RELATED TO OUR ORGANIZATIONAL STRUCTURE
The ownership limit described above, as well as certain provisions in our amended and restated Certificate of Incorporation and Bylaws, and certain provisions of Delaware law, may hinder any attempt to acquire us.
There are certain provisions of Delaware law, our Certificate of Incorporation, our amended and restated bylaws, as amended (the “Bylaws”), and other agreements to which we are a party that may have the effect of delaying, deferring or preventing a third party from making an acquisition proposal for us.  These provisions may also inhibit a change in control that some, or a majority, of our stockholders might believe to be in their best interest or that could give our stockholders the opportunity to realize a premium over the then-prevailing market prices for their shares. These provisions and agreements are summarized as follows:

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The Ownership Limit – As described above, to maintain our status as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year. Our Certificate of Incorporation generally prohibits ownership of more than 6% of the outstanding shares of our capital stock by any single stockholder determined by value (other than Charles Lebovitz, David Jacobs, Richard Jacobs and their affiliates under the Internal Revenue Code’s attribution rules). In addition to preserving our status as a REIT, the ownership limit may have the effect of precluding an acquisition of control of us without the approval of our Board of Directors.

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Classified Board of Directors; Removal for Cause – Our Certificate of Incorporation provides for a Board of Directors divided into three classes, with one class elected each year to serve for a three-year term. As a result, at least two annual meetings of stockholders may have been required for the stockholders to change a majority of our Board of Directors. While our stockholders approved an amendment to our Certificate of Incorporation at our 2011 annual meeting to declassify the Board of Directors, this declassification will be phased in over three years in a manner that does not alter the term of any current director. Accordingly, this transition will not be completed, with all directors standing for election on an annual basis, until our 2014 annual meeting of stockholders. In addition, our stockholders can only remove directors for cause and only by a vote of 75% of the outstanding voting stock. Collectively, these provisions make it more difficult to change the composition of our Board of Directors and may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts.

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Advance Notice Requirements for Stockholder Proposals – Our Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures generally require advance written notice of any such proposals, containing prescribed information, to be given to our Secretary at our principal executive offices not less than 60 days or no more than 90 days prior to the meeting.

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Vote Required to Amend Bylaws – A vote of 66  2/3% of our outstanding voting stock (in addition to any separate approval that may be required by the holders of any particular class of stock) is necessary for stockholders to amend our Bylaws.

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Delaware Anti-Takeover Statute – We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an “interested stockholder” (defined generally as a person owning 15% or more of a company’s outstanding voting stock) from engaging in a “business combination” (as defined in Section 203) with us for three years following the date that person becomes an interested stockholder unless:

(a)    before that person became an interested holder, our Board of Directors approved the transaction in which the interested holder became an interested stockholder or approved the business combination;

(b)    upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns 85% of our voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(c)    following the transaction in which that person became an interested stockholder, the business combination is approved by our Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock not owned by the interested stockholder.

Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving us and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of our directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of directors then in office.
Certain ownership interests held by members of our senior management may tend to create conflicts of interest between such individuals and the interests of the Company and our Operating Partnership.

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Tax Consequences of the Sale or Refinancing of Certain Properties – Since certain of our properties had unrealized gain attributable to the difference between the fair market value and adjusted tax basis in such properties immediately prior to their contribution to the Operating Partnership, a taxable sale of any such properties, or a significant reduction in the debt encumbering such properties, could cause adverse tax consequences to the members of our senior management who owned interests in our predecessor entities. As a result, members of our senior management might not favor a sale of a property or a significant reduction in debt even though such a sale or reduction could be beneficial to us and the Operating Partnership. Our Bylaws provide that any decision relating to the potential sale of any property that would result in a disproportionately higher taxable income for members of our senior management than for us and our stockholders, or that would result in a significant reduction in such property’s debt, must be made by a majority of the independent directors of the Board of Directors. The Operating Partnership is required, in the case of such a sale, to distribute to its partners, at a minimum, all of the net cash proceeds from such sale up to an amount reasonably believed necessary to enable members of our senior management to pay any income tax liability arising from such sale.

•
Interests in Other Entities; Policies of the Board of Directors – Certain entities owned in whole or in part by members of our senior management, including the construction company that built or renovated most of our properties, may continue to perform services for, or transact business with, us and the Operating Partnership. Furthermore, certain property tenants are affiliated with members of our senior management. Our Bylaws provide that any contract or transaction between us or the Operating Partnership and one or more of our directors or officers, or between us or the Operating Partnership and any other entity in which one or more of our directors or officers are directors or officers or have a financial interest, must be approved by our disinterested directors or stockholders after the material facts of the relationship or interest of the contract or transaction are disclosed or are known to them. Our Code of Business Conduct and Ethics also contains provisions governing the approval of certain transactions involving the Company and employees (or immediate family members of employees, as defined therein) that are not subject to the provision of the Bylaws described above. Such transactions are also subject to the Company's Related Party Transactions policy in the manner and to the extent detailed in the proxy statement filed with the SEC for the Company's 2012 annual meeting. Nevertheless, these affiliations could create conflicts between the interests of these members of senior management and the interests of the Company, our shareholders and the Operating Partnership in relation to any transactions between us and any of these entities.

The Change of Control conversion and redemption features of the shares of our Series E Preferred Stock and the underlying depositary shares may make it more difficult for a party to take over the Company or discourage a party from taking over the Company.
As discussed in more detail herein under “DESCRIPTION OF CAPITAL STOCK—Description of Series E Preferred Stock and Depositary Shares—Conversion Rights,” upon the occurrence of a Change of Control which results in shares of our common stock and the common securities of the acquiring or surviving entity (or American depositary shares (or “ADSs”) representing such securities) not being listed on the NYSE, the NYSE MKT or NASDAQ or listed on an exchange that is a successor to the NYSE, the NYSE MKT or NASDAQ, holders of the depositary shares representing interests in our Series E Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date (as defined below), we have provided notice of our election to redeem the depositary shares either pursuant to our optional redemption right or our special optional redemption right) to convert some or all of their depositary shares into shares of our common stock (or equivalent value of Alternative Conversion Consideration, as defined below). See “DESCRIPTION OF CAPITAL STOCK—Description of the Series E Preferred Stock and Depositary Shares—Special Optional Redemption” and “—Conversion Rights.” Upon such a conversion, the maximum number of shares of common stock that holders of depositary shares will receive for each depositary share converted will be limited to the Share Cap. If the Common Share Price is less than $10.805 (which is 50% of the per share closing sale price of our common stock on September 27, 2012), subject to adjustment, the holders will receive a maximum of 2.3137 shares of our common stock per depositary share, which may result in a holder receiving value that is less than the liquidation preference of the depositary shares. In addition, there is an aggregate cap of 15,964,530 shares of common stock (or equivalent Alternative Conversion Consideration) issuable upon exercise of the Change of Control conversion right. These features of the Series E Preferred Stock may have the effect of inhibiting a third party from making an acquisition proposal for the Company or of delaying, deferring or preventing a Change of Control of the Company under circumstances that otherwise could provide the holders of our common stock and Series E Preferred Stock with the opportunity to realize a premium over the then-current market price or that stockholders may otherwise believe is in their best interests.

DESCRIPTION OF CAPITAL STOCK

The following supplements the description contained in the accompanying Prospectus of the material rights of our capital stock and related provisions of our Certificate of Incorporation, our Bylaws and the provisions of applicable law, by adding a description of our Series E Preferred Stock. The following description does not purport to be complete and is subject to, and qualified in its entirety by reference to, our Certificate of Incorporation and Bylaws, which we have included as exhibits to our 2011 Annual Report that is incorporated by reference into this Prospectus Supplement, and by reference to the Certificate of Designations, dated October 1, 2012, relating to the Series E Preferred Stock, which was included as Exhibit 14 to the Registration Statement on Form 8-A we filed with the SEC on October 1, 2012, and also is incorporated as an exhibit to our Current Report on Form 8-K dated October 1, 2012 and filed with the SEC on October 5, 2012, which is incorporated by reference into this Prospectus Supplement.

Description of Series E Preferred Stock and Depositary Shares
On October 5, 2012, we issued 6,900,000 depositary shares in a public offering, each representing one-tenth of a share of our Series E Preferred Stock. The Series E Preferred Stock has a liquidation preference of $250.00 per share ($25.00 per depositary share). Dividends on the Series E Preferred Stock are cumulative, accrue from the date of issuance and are payable quarterly in arrears at a rate of $16.5625 per share ($1.65625 per depositary share) per annum. We generally must be current in our dividend payments on the Series E Preferred Stock in order to pay dividends on our common stock. The Series E Preferred Stock has no voting rights, other than limited voting rights concerning the election of additional directors in the event of certain preferred dividend arrearages. The Series E Preferred Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption, and, except as described below under “Conversion Rights,” is not convertible into any other securities of the Company. We may not redeem the Series E Preferred Stock prior to October 5, 2017, except as described below under “Special

Optional Redemption” or, pursuant to the ownership limit contained in our Certificate of Incorporation, under circumstances intended to preserve our status as a real estate investment trust for federal and/or state income tax purposes. On and after October 5, 2017, we will have the right, at our option, to redeem the outstanding Series E Preferred Stock, in whole or in part, at any time for a cash redemption price of $250.00 per share ($25.00 per depositary share) plus accrued and unpaid dividends to, but not including, the date fixed for redemption.

Special Optional Redemption

Upon the occurrence of a Change of Control (as defined below), we may, at our option, redeem the depositary shares representing Series E Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per depositary share (equal to the liquidation preference), plus all accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date (as defined below), we have provided notice of redemption with respect to the depositary shares (pursuant to our optional redemption rights or this special optional redemption right), the holders of depositary shares that are the subject of such notice of redemption will not have the conversion right described below under “Conversion Rights.”

If we choose to exercise our special optional redemption right following a Change of Control, we will furnish a notice of redemption to be sent to each holder of depositary shares no fewer than 30 days nor more than 60 days before the applicable redemption date, specifying: (i) the redemption date; (ii) the redemption price; (iii) the number of depositary shares (and applicable number of shares of Series E Preferred Stock) to be redeemed; (iv) the place or places where depositary receipts evidencing the depositary shares are to be surrendered for payment of the redemption price payable on the redemption date; (v) that the depositary shares are being redeemed pursuant to our special optional redemption right in connection with the occurrence of a Change of Control and a brief description of the transaction(s) constituting such Change of Control; (vi) that the holders of the depositary shares to which the notice relates will not be able to tender such depositary shares for conversion in connection with the Change of Control as described below and each depositary share tendered for conversion that is selected, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date; and (vii) that dividends on the depositary shares to be redeemed will cease to accrue on the redemption date. No failure to give the notice or any defect in the notice or in the mailing of the notice will affect the validity of the proceedings for the redemption of any depositary shares or shares of Series E Preferred Stock except as to a holder to whom notice was defective or not given.

A “Change of Control” for purposes of this special optional redemption right or the conversion rights described below for our Series E Preferred Stock, is when the following have occurred and are continuing:

•
the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Company entitling that person to exercise more than 50% of the total voting power of all shares of the Company entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•	following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or ADSs representing such securities) listed on the NYSE, the NYSE MKT or NASDAQ or listed on an exchange that is a successor to the NYSE, the NYSE MKT or NASDAQ.

Conversion Rights

Upon the occurrence of a Change of Control, each holder of depositary shares representing interests in our Series E Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date (as defined below), we have provided notice of our election to redeem the depositary shares) to direct the depositary, on such holder’s behalf, to convert some or all of the shares of Series E Preferred Stock underlying the depositary shares held by such holder on the Change of Control Conversion Date into a number of shares of our common stock per depositary share to be converted (the “Common Share Conversion Consideration”) equal to the lesser of:

•
the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a dividend payment on the Series E Preferred Stock underlying the depositary shares and on or prior to the corresponding dividend payment date on the Series E Preferred Stock, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (ii) the Common Share Price (as defined below); and

•	2.3137 (i.e., the Share Cap).

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of shares of our common stock), subdivisions or combinations (in each case, a “Share Split”) with respect to our common stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of our common stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of our common stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of our common stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of our common stock (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable in connection with the exercise of the Change of Control conversion right in respect of the depositary shares representing Series E Preferred Stock will not exceed 15,964,530 shares of our common stock (or the equivalent Alternative Conversion Consideration, as applicable) (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap, and shall be increased on a pro rata basis with respect to any additional shares of Series E preferred stock designated and authorized for issuance pursuant to any subsequent certificate of designations.

In the case of a Change of Control pursuant to which our common stock will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of depositary shares will receive upon conversion of shares of Series E Preferred Stock underlying the depositary shares the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of our shares of common stock equal to the Common Share Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration,” and the Common Share Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, is referred to as the “Conversion Consideration”).

If the holders of shares of our common stock have the opportunity to elect the form of consideration to be received in the Change of Control, the consideration that each of the holders of the depositary shares will receive will be deemed to be the kind and amount of consideration actually received by holders of a majority of the outstanding shares of our common stock that made or voted for such an election (if electing between two types of consideration) or holders of a plurality of the outstanding shares of our common stock that made or voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of our common stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in such Change of Control.

We will not issue fractional shares of common stock upon the conversion of the depositary shares. Instead, we will pay the cash value of such fractional shares. Within 15 days following the occurrence of a Change of Control, we will provide to holders of depositary shares, unless we have provided notice of our intention to redeem all of the shares of the Series E Preferred Stock in accordance with their terms, a notice of occurrence of the Change of Control that describes the resulting Change of Control conversion right and provides additional prescribed information concerning the exercise of their Change of Control conversion right.

For these purposes, the “Change of Control Conversion Date” is the date the depositary shares are to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which we provide the notice of occurrence of a Change of Control as described above to the holders of depositary shares. The “Common Share Price” will be: (i) the amount of cash consideration per share of common stock, if the consideration to be received in the Change of Control by the holders of our common stock is solely cash; and (ii) the average of the closing prices for our common stock on the NYSE for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by the holders of our common stock is other than solely cash.

Holders of depositary shares representing Series E Preferred Stock may withdraw any notice of exercise of a Change of Control conversion right (in whole or in part) by a written notice of withdrawal containing prescribed information, delivered to our transfer agent prior to the close of business on the business day prior to the Change of Control Conversion Date. Depositary shares as to which the Change of Control conversion right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control conversion right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date we have provided notice of our election to redeem such depositary shares. If we elect to redeem depositary shares that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such depositary shares will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date $25.00 per depositary share, plus any accrued and unpaid dividends thereon to, but not including, the redemption date.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholders of any of the shares of common stock covered by this Prospectus Supplement.

SELLING STOCKHOLDERS

We are registering all 2,160,521 shares covered by this Prospectus Supplement on behalf of the selling stockholders named in the table below, and their respective pledgees, donees, transferees or other successors in interest. We are registering the shares in order to permit the selling stockholders, each of which may be deemed to be an “underwriter” within the meaning of the Securities Act with respect to this offering, to publicly offer these shares for resale from time to time. The selling stockholders may sell all, some or none of the shares covered by this Prospectus Supplement. See “Plan of Distribution” below.

Other than as a result of the acquisition and ownership of these shares or other securities of ours or of our affiliates, none of the selling stockholders has had any material relationship with us within the past three years except as described below.

The shares of common stock listed in the table below and covered by this Prospectus Supplement, other than the shares being offered for sale by John N. Foy, were issued by the Company on the dates indicated below in connection with exchange notices received from each of the selling stockholders (other than Mr. Foy) pursuant to the terms of the Operating Partnership’s Fourth Amended and Restated Agreement of Limited Partnership (the “Operating Partnership Agreement”). Such shares are being registered pursuant to those selling stockholders’ exercise of contractual registration rights under certain registration rights agreements between us and such selling stockholders (or certain of their affiliates or predecessors in interest, as applicable). The shares being offered for sale by John N. Foy previously were acquired in open market purchases by CBL’s Predecessor. They recently were transferred to Mr. Foy by CBL’s Predecessor in connection with the redemption of all of Mr. Foy’s equity stock in CBL’s Predecessor, pursuant to the terms of a stockholders agreement among CBL’s Predecessor and its stockholders. CBL’s Predecessor is reimbursing the Company for the additional SEC registration fees payable as a result of the registration of such shares for sale by Mr. Foy pursuant to this Prospectus Supplement.

The table below, which is based on information that we received from each of the selling stockholders and/or their counsel, lists the name of each selling stockholder, the number of shares of common stock that each selling stockholder may offer and sell pursuant to this Prospectus Supplement (which, for each selling stockholder, except as otherwise noted below, constitutes all of our common stock beneficially owned by such stockholder as of December 14, 2012), and the date on which they acquired such shares from the Company (if applicable). Because the selling stockholders may offer all or a portion of the shares of common stock offered by this Prospectus Supplement at any time and from time to time after the date hereof, no estimate can be made of the number of shares that the selling stockholders may retain upon completion of this offering. However, assuming all of the shares offered by this Prospectus Supplement are sold by the selling stockholders then, unless otherwise noted below, after completion of this offering, none of the selling stockholders will own more than one percent of the shares of common stock outstanding.

Selling Stockholders	Number of Shares Offered Hereby	Acquisition Date of Shares Offered Hereby	Percent of Outstanding Common Stock Owned Prior to the Offering	Number of Shares Beneficially Owned After the Offering	Percent of Outstanding Common Stock Owned Prior to the Offering
John Anderson Revocable Trust Under Agreement dated September 21, 1977	33,068	December 14, 2012	*	(2)	(2)
Community Foundation of Greater Chattanooga, Inc.	67,205	December 14, 2012	*	(2)	(2)
Kahn Joint Venture	132,155	December 14, 2012	*	(2)	(2)
Powell Family Trust dated April 6, 2001	11,030	December 14, 2012	*	(2)	(2)
John N. Foy (1)	1,917,063	(1)	2.0%	(2)	(2)

*Less than one percent of the issued and outstanding shares of the Company’s common stock.

(1)
John N. Foy acquired the shares of Common Stock offered by this Prospectus Supplement from CBL’s Predecessor on December 13, 2012, in connection with the redemption of all of his equity stock in CBL’s Predecessor. Mr. Foy also holds 981,053 shares of common stock and 338,381 Common Units of Limited Partnership in the Operating Partnership that are potentially exchangeable for shares of common stock pursuant to the terms of the Operating Partnership Agreement, none of which shares are being offered for sale pursuant to this Prospectus Supplement. Prior to his retirement from the Company effective December 12, 2012, Mr. Foy served as a Vice Chairman of the Company’s Board of Directors and, prior to September 10, 2012, also served as the Company’s Chief Financial Officer, Treasurer and Secretary.

(2)
Because the selling stockholders may offer all or a portion of the shares of common stock offered by this Prospectus Supplement at any time and from time to time after the date hereof, no estimate can be made of the number of shares, or the percentage of the Company’s total outstanding shares of common stock, that each of the selling stockholders may retain upon completion of this offering. However, assuming all of the shares offered by this Prospectus Supplement are sold by each of the selling stockholders then, after completion of this offering none of the selling stockholders named above will own more than one percent of the shares of common stock outstanding.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

A summary of the material U.S. federal income tax considerations applicable to an investment in our common stock is set forth under the heading “Material U.S. Federal Income Tax Considerations” beginning on page 24 of the accompanying Prospectus. The subsection of that discussion entitled “Information Reporting Requirements and Backup Withholding Tax,” beginning on page 40 of the accompanying Prospectus, is hereby supplemented through the addition of the following statement, which was inadvertently omitted from the original text:

We will report to our stockholders and to the Internal Revenue Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any, with respect to the paid distributions.

PLAN OF DISTRIBUTION

We issued the shares of common stock covered by this Prospectus Supplement to the selling stockholders in exchange for common units of limited partnership interest in our Operating Partnership, pursuant to the terms of the Operating Partnership Agreement, except as noted above with respect to the shares acquired by Mr. Foy from CBL’s Predecessor. As described above, we are registering such shares (other than the shares offered by Mr. Foy) on behalf of the selling stockholders pursuant to registration rights agreements between us and each of the selling stockholders (or certain of their affiliates or predecessors in interest, as applicable). We are registering the shares offered by Mr. Foy pursuant to an agreement by CBL’s Predecessor to reimburse the Company for the additional SEC registration fees payable as a result of the registration of such shares. Pursuant to the registration rights agreements referenced above, we have agreed to indemnify the selling stockholders (other than Mr. Foy) and each person who participates in this offering as an underwriter against certain civil liabilities, including certain liabilities under the Securities Act.

The shares may be offered and sold by the selling stockholders, or by purchasers, transferees, donees, pledgees or other successors in interest, directly or through brokers, dealers, agents or underwriters who may receive compensation in the form of discounts, commissions or similar selling expenses paid by the selling stockholders or by a purchaser of the shares on whose behalf such broker-dealer may act as agent. Sales and transfers of the shares may be effected from time to time in one or more transactions, in private or public transactions, on the NYSE, in the over-the-counter market, in negotiated transactions or otherwise, at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, without consideration or by any other legally available means. Any or all of the shares may be sold from time to time by means of:

(a)	a block trade, in which a broker or dealer attempts to sell the shares as agent but may position and resell a portion of the shares as principal to facilitate the transaction;

(b)	purchases by a broker or dealer as principal and the subsequent sale by such broker or dealer for its account pursuant to this Prospectus Supplement;

(c)	ordinary brokerage transactions (which may include long or short sales) and transactions in which the broker solicits purchasers;

(d)    the writing (sale) of put or call options on the shares;

(e)	the pledging of the shares as collateral to secure loans, credit or other financing arrangements and subsequent foreclosure, the disposition of the shares by the lender thereunder; and

(f)    any other legally available means.

To the extent required with respect to a particular offer or sale of the shares, we will file another prospectus supplement pursuant to Section 424(b) of the Securities Act, which will supplement the accompanying Prospectus and this Prospectus Supplement, to disclose:

(a)	the number of shares to be sold;

(b)	the purchase price;

(c)	the name of any broker, dealer or agent effecting the sale or transfer and the amount of any applicable discounts, commissions or similar selling expenses; and

(d)	any other relevant information.

The selling stockholders may transfer the shares by means of gifts, donations and contributions. Subject to certain limitations under rules promulgated under the Securities Act, this Prospectus Supplement and the accompanying Prospectus may be used by the recipients of such gifts, donations and contributions to offer and sell the shares received by them, directly or through brokers, dealers or agents and in private or public transactions.

In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with brokers, dealers or other financial institutions. In connection with such transactions, brokers, dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. To the extent permitted by applicable law, the selling stockholders also may sell the shares short and redeliver the shares to close out such short positions.

The selling stockholders and any broker-dealers who participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act and any discounts, commissions or similar selling expenses they receive and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. As a result, we have informed the selling stockholders that Regulation M, promulgated under the Exchange Act, may apply to sales by the selling stockholders in the market. The selling stockholders may agree to indemnify any broker, dealer or agent that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

The aggregate net proceeds to the selling stockholders from the sale of the shares will be the purchase price of such shares less any discounts, concessions or commissions. We will not receive any proceeds from the sale of any shares by the selling stockholders. We will pay all expenses reasonably related to the registration of the shares for sale by the selling stockholders in connection with this offering, but we will not pay any expenses incurred by the selling stockholders in connection with brokerage fees or underwriting commissions, fees and expenses of attorneys, accountants or other advisors, or income or transfer taxes.

The selling stockholders are acting independently of us in making decisions with respect to the timing, price, manner and size of each sale. We have not engaged any broker, dealer or agent in connection with the sale of the shares, and there is no assurance that the selling stockholders will sell any or all of the shares. In connection with the offer and sale of the shares, we have agreed to make available to the selling stockholders copies of this Prospectus Supplement and the accompanying Prospectus, as well as any other applicable prospectus supplement, and have informed the selling stockholders of the need to deliver copies of this Prospectus Supplement and the accompanying Prospectus, as well as any other applicable prospectus supplement, to purchasers prior to any sale to them.

The shares covered by this Prospectus Supplement and the accompanying Prospectus may become qualified for sale under Section 4(1) of the Securities Act or Rule 144 promulgated thereunder,

whereupon they may be sold pursuant to such provisions rather than pursuant to this Prospectus Supplement and the accompanying Prospectus.

LEGAL MATTERS

The validity of the issuance of the shares of common stock covered by this Prospectus Supplement will be passed upon for us by Husch Blackwell LLP, Chattanooga, Tennessee. Certain members of Husch Blackwell LLP serve as our assistant secretaries, and certain attorneys who are shareholders and/or employees of Husch Blackwell LLP may be deemed to beneficially own (directly or indirectly) an aggregate of 18,546 shares of the Company’s common stock and 1,500 currently outstanding depositary shares, each representing 1/10th of a share of our Series D preferred stock.

INDEMNIFICATION

The Company is a Delaware corporation. In its Certificate of Incorporation, the Company has adopted the provisions of Section 102(b)(7) of the Delaware General Corporation Law (the “Delaware Law”), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for monetary damages for breach of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

The Company has also adopted indemnification provisions pursuant to Section 145 of the Delaware Law, which provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person was an officer, director, employee or agent of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers or directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against expenses (including attorneys’ fees) that such officer or director actually and reasonably incurred.

The Company has entered into indemnification agreements with each of the Company’s officers and directors. The indemnification agreements require, among other things, that the Company indemnify its officers and directors to the fullest extent permitted by law, and advance to the officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company is also required to indemnify and advance all expenses incurred by officers and directors seeking to enforce their rights under the indemnification agreements, and to cover officers and directors under the Company’s directors’ and officers’ liability insurance, provided that such insurance is commercially available at reasonable expense. Although the indemnification agreements offer substantially the same scope of coverage afforded by provisions in the Certificate of Incorporation and the Bylaws, they provide greater assurance to directors and officers that indemnification will be available, because as a contract, they cannot be modified unilaterally in the future by the Board of Directors or by the shareholders to eliminate the rights they provide.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

HOW TO OBTAIN MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and, in accordance therewith, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet website (http://www.sec.gov) that contains reports, proxy statements and information statements, and other information regarding issuers that file electronically through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. Our SEC filings are also available on our Internet website (cblproperties.com). The information contained on or connected to our website is not, and you must not consider the information to be, a part of this Prospectus Supplement or the accompanying Prospectus. Our securities are listed on the NYSE and all such material filed by us with the NYSE also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF INFORMATION FILED WITH THE SEC

The SEC’s rules allow us to incorporate by reference information into this Prospectus Supplement and the accompanying Prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this Prospectus Supplement and the accompanying Prospectus from the date we file that document.

We have filed the documents listed below with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) under our SEC File Number 1-12494, and they are incorporated herein by reference:

•	Our 2011 Annual Report.

•	Our March 2012 Quarterly Report.

•	Our June 2012 Quarterly Report.

•	Our September 2012 Quarterly Report.

•	Our Current Reports on Form 8-K dated and filed on the following dates:

Dated	Filed
February 7, 2012	February 13, 2012
May 7, 2012	May 10, 2012
June 1, 2012	June 1, 2012
July 2, 2012	July 3, 2012
September 10, 2012*	September 10, 2012*
September 28, 2012	September 28, 2012
October 1, 2012*	October 5, 2012*
October 5, 2012	October 5, 2012
October 11, 2012	October 15, 2012
October 23, 2012	October 23, 2012
November 5, 2012	November 5, 2012
November 5, 2012	November 9, 2012
November 13, 2012	November 19, 2012
December 12, 2012*	December 12, 2012*

_______________________
* Other than information that has been furnished to, and not filed with, the SEC, which information is not incorporated into this Prospectus Supplement or the accompanying Prospectus.

•	The description of our common stock contained in our Registration Statement on Form 8-A dated October 25, 1993, and any amendment or report filed for the purpose of updating such description.
Any document which we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus Supplement and prior to termination of this offering of securities (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules) will be deemed to be incorporated by reference into, and to be part of, this Prospectus Supplement from the date of filing of each such document.

Any statement contained in this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference into this Prospectus Supplement will, to the extent applicable, be deemed to be modified, superseded or replaced by later statements included in supplements or amendments to this Prospectus Supplement or in subsequently filed documents which are incorporated by reference in, or deemed to be incorporated by reference in, this Prospectus Supplement.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus Supplement is delivered, upon the written or oral request of any such person, a copy of any or all documents incorporated by reference herein (other than exhibits to those documents, unless such exhibits are specifically incorporated by reference into such documents). Such requests should be addressed to our Senior Vice President – Investor Relations/Corporate Investments, CBL Center, 2030 Hamilton Place Blvd., Suite 500, Chattanooga, Tennessee 37421-6000 (telephone number (423) 855-0001).